UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 22, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒         Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐         No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐         No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐         No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Unaudited Consolidated Interim Financial

Information at June 30, 2014

and Report on Review of Interim

Financial Information

Report on review of interim financial information

To the Board of Directors and Shareholders

Fibria Celulose S.A.

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., for the quarter ended June 30, 2014, comprising the balance sheet at that date and the statements of income and comprehensive income for the quarter and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34.

Other matters

Statement of value added

We have also reviewed the consolidated interim statement of value added for the six-month period ended June 30, 2014. This statement is the responsibility of the Company’s management, and is required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) and is considered supplementary information under IFRS, which do not require the presentation of the statement of value added. This statement has been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it has not been prepared, in all material respects, in a manner consistent with the consolidated interim accounting information taken as a whole.

São Paulo, July 21, 2014

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Luciano Jorge Moreira Sampaio Junior

Contador CRC 1BA018245/O-1 “S” SP

Fibria Celulose S.A.

Consolidated balance sheet at

In thousands of Reais

Assets	June 30, 2014	December 31, 2013

Current
Cash and cash equivalents (Note 7)	1,057,208	1,271,752
Marketable securities (Note 8)	934,006	1,068,182
Derivative financial instruments (Note 9)	40,031	22,537
Trade accounts receivable, net (Note 10)	452,118	382,087
Accounts receivable - land and building sold (Note 1(e))		902,584
Inventory (Note 11)	1,322,767	1,265,730
Recoverable taxes (Note 12)	355,196	201,052
Assets held for sale	589,849	589,849
Other assets (Note 10)	123,779	103,228

	4,874,954	5,807,001

Non-current
Marketable securities (Note 8)	50,080	48,183
Derivative financial instruments (Note 9)	71,530	71,017
Related parties receivables (Note 14)	6,607	7,142
Recoverable taxes (Note 12)	1,497,034	743,883
Advances to suppliers	691,178	726,064
Judicial deposits (Note 20)	199,957	197,506
Deferred taxes (Note 13)	768,394	968,116
Other assets (Note 10)	78,709	252,135

Investments (Note 15)	46,922	46,922
Biological assets (Note 16)	3,588,970	3,423,434
Property, plant and equipment (Note 17)	9,597,963	9,824,504
Intangible assets (Note 18)	4,592,554	4,634,265

	21,189,898	20,943,171

Total assets	26,064,852	26,750,172

Fibria Celulose S.A.

Consolidated balance sheet at
In thousands of Reais	(continued)

Liabilities and shareholders’ equity	June 30, 2014	December 31, 2013

Current
Loans and financing (Note 19)	1,401,840	2,972,361
Derivative financial instruments (Note 9)	73,089	106,793
Trade payable	611,692	586,541
Payroll, profit sharing and related charges	94,849	129,386
Taxes payable	160,718	55,819
Liabilities related to the assets held for sale (Note 1(d))	470,000	470,000
Dividends payable	274	2,374
Other payables	118,596	125,081

	2,931,058	4,448,355

Non-current
Loans and financing (Note 19)	7,054,908	6,800,736
Derivative financial instruments (Note 9)	303,876	451,087
Taxes payable	133	159
Deferred taxes (Note 13)	308,706	235,896
Provision for contingencies (Note 20)	134,048	128,838
Other payables	190,467	193,847

	7,992,138	7,810,563

Total liabilities	10,923,196	12,258,918

Shareholders’ equity
Share capital	9,729,006	9,729,006
Share capital reserve	2,688	2,688
Treasury shares	(10,346)	(10,346)
Statutory reserves	3,109,281	3,109,281
Other reserves	1,614,270	1,614,270
Retained earnings	646,761

Equity attributable to shareholders of the Company	15,091,660	14,444,899
Equity attributable to non-controlling interests	49,996	46,355

Total shareholders’ equity	15,141,656	14,491,254

Total liabilities and shareholders’ equity	26,064,852	26,750,172

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of profit or loss

In thousand of Reais, except for the income per shares

	June 30, 2014	June 30, 2013

Continuing operations

Revenues (Note 21)	3,336,176	3,118,592
Cost of sales (Note 23)	(2,698,770)	(2,529,851)

Gross profit	637,406	588,741

Operating income (expenses)
Selling expenses (Note 23)	(167,061)	(162,086)
General and administrative (Note 23)	(130,715)	(138,341)
Other operating income (expenses), net (Note 23)	920,443	9,623

	622,667	(290,804)

Income before financial income and expenses	1,260,073	297,937

Financial income (Note 22)	70,052	59,636
Financial expenses (Note 22)	(750,649)	(629,942)
Result of derivative financial instruments (Note 22)	178,551	(148,844)
Foreign exchange income (Note 22)	263,839	(509,226)

	(238,207)	(1,228,376)

Income before taxes on income	1,021,866	(930,439)

Taxes on income
Current (Note 13)	(101,390)	(12,046)
Deferred (Note 13)	(270,074)	372,924

Net income for the period	650,402	(569,561)

Attributable to
Shareholders of the Company	646,761	(573,878)
Non-controlling interest	3,641	4,317

Net income for the period	650,402	(569,561)

Basic and diluted earnings per share (in Reais) (Note 24)	1.168	(1.037)

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of comprehensive income

In thousand of Reais, except for the income per shares

	June 30, 2014	June 30, 2013

Net income for the period	650,402	(569,561)

Other comprehensive income

Total comprehensive income for the period, net of taxes	650,402	(569,561)

Attributable to
Shareholders of the Company	646,761	(573,878)
Non-controlling interest	3,641	4,317

	650,402	(569,561)

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited statement of changes in shareholders’ equity

In thousands of Reais, unless otherwise indicated

	Capital				Other reserves	Statutory reserves
		Transaction
		costs of the			Other					Non-
		capital	Capital	Treasury	comprehensive			Retained		controlling
	Capital	increase	reserve	shares	income	Legal	Investments	earnings	Total	interest	Total

As at December 31, 2012	9,740,777	(11,771)	2,688	(10,346)	1,596,666	303,800	3,511,784		15,133,598	37,209	15,170,807

Total income
Net income and other comprehensive income for the period								(573,878)	(573,878)	4,317	(569,561)
Reversal of dividends							119		119		119
Capital increase of non-controlling interest — Portocel										2,405	2,405

As at June 30, 2013	9,740,777	(11,771)	2,688	(10,346)	1,596,666	303,800	3,511,903	(573,878)	14,559,839	43,931	14,603,770

As at December 31, 2013	9,740,777	(11,771)	2,688	(10,346)	1,614,270	303,800	2,805,481		14,444,899	46,355	14,491,254

Total income
Net income and other comprehensive income for the period								646,761	646,761	3,641	650,402

As at June 30, 2014	9,740,777	(11,771)	2,688	(10,346)	1,614,270	303,800	2,805,481	646,761	15,091,660	49,996	15,141,656

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of cash flows

In thousand of Reais

	June 30, 2014	June 30, 2013

Income before taxes on income	1,021,866	(930,439)

Adjusted by
Depreciation, depletion and amortization	847,601	834,611
Depletion of wood from forestry partnership programs	51,536	63,396
Foreign exchange losses, net	(263,839)	509,226
Change in fair value of derivative financial instruments	(178,551)	148,844
Loss (gain) on disposal of property, plant and equipment	3,792	30,875
Interest and gain and losses in marketable securities	(45,380)	(47,881)
Interest expense	245,718	294,659
Change in fair value of biological assets	(87,192)	(36,100)
Financial charges of Bonds partial repurchase transaction	456,417	287,402
Impairment of recoverable ICMS	47,606	45,536
Tax credits	(849,520)	(10,331)
Reversal of provision for contingencies	(1,824)	(14,250)
Provisions and other	16,992	16,417

(Increase) decrease in assets
Trade accounts receivable	(115,024)	312,585
Inventory	(27,274)	(137,875)
Recoverable taxes	(69,953)	(79,385)
Other assets/advances to suppliers	151,996	(47,585)

Increase (decrease) in liabilities
Trade payable	42,109	94,033
Taxes payable	(23,753)	14,722
Payroll, profit sharing and related charges	(34,537)	(20,946)
Other payable	(10,735)	(44,691)

Cash provided by operating activities	1,178,051	1,282,823

Interest received	42,994	84,679
Interest paid	(239,020)	(352,661)
Income taxes paid	(5,147)	(15,987)

Net cash provided by operating activities	976,878	998,854

Cash flows from investing activities
Proceeds from sale of land and building - Asset Light project (Note 1(e))	902,584
Acquisition of property, plant and equipment and intangible assets and forest	(703,719)	(569,634)
Reversal/(advance) for wood acquisition from forestry partnership program	(16,679)	(28,735)
Marketable securities, net	136,996	858,694
Effects regarding sale of property, plant and equipment	(7,861)	38,299
Derivative transactions settled (Note 8)	(20,371)	(14,741)
Others	(615)	4

Net cash provided by investing activities	290,335	283,887

Cash flows from financing activities
Borrowings	2,427,458	980,824
Repayments - principal amount	(3,513,267)	(2,398,040)
Premium on Bonds repurchase transaction	(325,668)	(188,206)
Other	6,290	3,995

Net cash used in financing activities	(1,405,187)	(1,601,427)

Effect of exchange rate changes on cash and cash equivalents	(76,570)	(7,617)

Net decrease in cash and cash equivalents	(214,544)	(326,303)

Cash and cash equivalents at beginning of the period	1,271,752	943,856

Cash and cash equivalents at end of the period	1,057,208	617,553

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in these consolidated interim financial information as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the stock exchange of São Paulo (BM&FBOVESPA) and the New York Stock Exchange (NYSE) and we are subject to the reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the United States Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. We operate in a single operating segment, which is the producing and selling of short fiber pulp.

Our bleached pulp is produced from eucalyptus trees, resulting in a variety of high quality hardwood pulp with short fibers, which are generally used in the manufacturing of toilet paper, uncoated and coated paper for printing and writing, and coated cardboard for packaging. We use different energy sources including thermal and electric, including black liquor, biomass derived from wood debarking, bark and scraps. The main inputs and raw materials used by us during production are: wood, energy, chemical products and water.

Our business is affected by global pulp prices, which are historically cyclical and subject to significant volatility over short periods. The most common factors that affect global pulp prices are: (i) global demand for products derived from pulp, (ii) global production capacity and the strategies adopted by the main producers, (iii) availability of substitutes for these products and (iv) fluctuations of the US dollar. All of these factors are beyond our control.

In 2012, we established a strategic alliance with Ensyn Corporation (“Ensyn”), through the acquisition of approximately 6% of its capital stock for an amount of US$ 20,000 thousand (equivalent to R$ 40,674 at the date), with the purpose of leveraging our forestry expertise and our competitive position in Brazil and to develop alternatives with high added value to complement our global leadership position and excellence in the production of pulp. We believe that the combination of our expertise and Ensyn’s technology can generate a relevant and successful business in the biofuels segment in the future.

(b)                                Operating facilities and forest base

The Company operates the following facilities as of June 30, 2014 to produce bleached eucalyptus kraft pulp, with a total annual capacity of approximately 5.3 million tons:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

Pulp production facility	Location (Brazil)	Annual production capacity - tons

Aracruz	Espírito Santo	2,340,000
Três Lagoas	Mato Grosso do Sul	1,300,000
Jacareí	São Paulo	1,100,000
Veracel (*)	Bahia	560,000

		5,300,000

(*)  Represents 50% of the annual production capacity of the jointly-controlled entity Veracel Celulose S.A.

Fibria produces hardwood pulp from planted eucalyptus trees (which we refer to as forests). The average extraction cycle of the forest is between six and seven years and are they located in six Brazilian states, consisting of approximately 962 thousand hectares as of June 30, 2014, including reforested and protected areas, as follows (in thousand hectares):

	Area of forest	Total area

State
São Paulo	78,012	144,867
Minas Gerais	13,050	27,350
Rio de Janeiro	1,638	3,368
Mato Grosso do Sul	225,158	342,306
Bahia	134,328	263,641
Espírito Santo	106,325	180,099

	558,511	961,631

The forest base of the Losango project in the State of Rio Grande do Sul is excluded from the table above as such assets qualify as assets held for sale and are being presented as such as detailed in item (d)(i) and Note 36 to the most recent annual financial statements.

(c)                                 Logistics

The pulp produced for export is delivered to customers by sea vessels on the basis of long-term contracts with the owners of these vessels.

The company operates in two ports, Santos and Barra do Riacho. The port of Santos is located on the coast of the State of São Paulo and seeps the pulp produced in the Jacareí and Três Lagoas plants. The port is operated under a concession from the Federal Government, through the Companhia Docas do Estado de São Paulo (“CODESP”). The concession period of one of the terminals at the port of Santos ends in 2017. However, we are looking for alternative means for shipping the pulp produced, in order to maintain our export capacity in the long term.

The port of Barra do Riacho is a port specializing in the transportation of pulp, located approximately three kilometers from the Aracruz unit, in the state of Espírito Santo, and seeps the pulp produced in the Aracruz and Veracel plants. This port is operated by Portocel - Terminal Especializado Barra do Riacho S. A. (“Portocel”) - a company controlled by Fibria (which has a 51% interest in its share capital).

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

Portocel operates with the authorization of the federal government, through a contract signed on November 14, 1995.

In October 2010, four long-term contracts were signed with the South Korean Pan Ocean Co. Ltd. (former STX Pan Ocean), valid for a period of 25 years for the construction of 20 sea vessels. Five have been already delivered and are dedicated to the transportation of pulp.

Due to Pan Ocean’s financial difficulties, the long-term contracts are in process of renegotiation between the parties involved (Fibria, banks and Pan Ocean).

Due to the renegotiation in progress, it is expected that the exports of pulp and the related logistics costs will not be impacted, since the Company has contracts of affreightment with other logistics companies, which will be able to meet the export demand, with guaranteed service quality and cost efficiency.

(d)                                Current assets held for sale

During 2011, the Company approved and consummated the sale of certain assets, as presented in the following table:

CGU/Asset	Classification for accounting purposes	Date when classified for accounting purposes	Date when the sale was consummated

Losango project assets	Assets held for sale	June 2011	Not yet consummated

Losango project assets

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul, in the amount of R$ 615 million. On this date the first installment of the purchase price, amounting to R$ 470 million, was paid to us. The second installment, amounting to R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. The final installment of R$ 5 million is payable to us upon the completion of the transfer of the existing land lease contracts for the assets, and the applicable government approvals. The sale and purchase agreement establishes a period of 48 months, renewable at the option of CPMC for an additional 48 months, to obtain the required government approvals. If this approval is ultimately not obtained, we will be required to return to CMPC the first installment it paid to us, plus interests, and the escrow deposits made by CMPC will revert. We have recorded the amount of the first installment received as a liability under “Advances received in relation to assets held for sale”.

Since the signing of the Purchase and Sale Agreement with CMPC, we have been working to obtain the approvals needed, as well as the fulfillment of all other conditions precedent, with an emphasis on partial renewal of the operating license of the areas and obtaining of the documentation to be presented to the applicable government agencies on the third quarter of 2014.

The completion of the sale depends on these government approvals, expected for December 2014, and therefore, the assets continue to be classified as assets held for sale as at June 30, 2014, and will remain so until the sale is completed. Upon classification as assets held for sale, the carrying amounts of the

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

assets held for sale were compared to their estimated fair values less cost of sale, and no impairment losses were identified.

The Losango assets did not generate any significant impact in the unaudited consolidated statement of profit or loss for the six months ended June 30, 2014 and 2013.

(e)                                 Asset Light project

On November 15, 2013, the Company (through the Parent Company Fibria Celulose S.A. and its subsidiary Fibria-MS Celulose Sul Mato-Grossense Ltda.) entered into a Share Purchase Agreement and Other Covenants with the company Parkia Participações S.A. (“Parkia”), for the sale of certain land located in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, for a total of approximately 210 thousand hectares.

On December 30, 2013, after obtaining the mandatory regulatory approvals as well as the completion of an audit by Parkia, the First Amendment to the Share Purchase Agreement and Other Covenants was concluded and signed, under which the total area subject to the transaction was adjusted to approximately 206 thousand hectares of lands, for the total amount of R$ 1,402,584, of which R$ 500,000 has been received by the Company upon signing the agreement. The remaining balance, in the amount of R$ 902,584, was received by us during the first quarter of 2014, after the fulfillment of certain obligations and legal registers performed by the Company.

An additional value, limited to R$ 247,515, may be received by the Company in three separate payments, of up to one third of the value each payment, on the 7th, 14th and 21st anniversaries of the agreement. The collection of this value is contingent to the appreciation of the land in each of the anniversaries, measured according to predefined measurement assumptions established in the agreement and adjusted by the variation of the IGP-M index through the actual payment dates.

On December 30, 2013, the Company also signed with the Parkia’s subsidiaries (“Counterparty”) a Forestry Partnership Agreement and a Standing Timber Supply Agreement, both with a term up to 24 years (or four harvesting cycles of approximately 7 years), during which the Company will continue to operate its forests located in the sold areas. The agreement does not provide any renewal or extension provisions to its original term.

In exchange for the right to use the land by the Company for its forestry activities, the forestry partnership agreement grants to the Counterparty and land owner, the right to receive 40% of the volume of wood (in cubic meters – m3), produced by the Company on the land during each harvesting cycle, limited to a “cap” contractually established.

As established in the standing timber supply agreement, the Company will acquire the 40% wood volume that the Counterparty has the right to pursuant to the forestry partnership agreement at a m3 price established in each agreement. The m3 price is determined in USD and will be readjusted based on the consumer price index of the U.S. economy - US-CPI index. The payments will be due on a quarterly basis. At the end of each harvesting cycle, any difference between the total quarterly payments paid by the Company and the equivalent to 40% of the actual timber harvested during the harvesting cycle will be settled, only in the event that the quarterly payments made by the Company were higher than the equivalent to 40% of the actual timber harvested at the end of the harvesting cycle, in which case the Company will be reimbursed for the excess amount.

The Share Purchase Agreement has a clause that allows Parkia to withdraw up to 30% of the total land subject to the Forestry Partnership Agreement and the Standing Timber Supply Agreement, pursuant to

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

a pre-defined withdrawal schedule. Additionally, in relation to the areas not subject to the withdrawal, Fibria has a first refusal right to acquire the land at market value in the event Parkia receives an offer to sell the land to a third party.

In case of the sale of any portion of lands to a third party, regarding the lands not included in the 30% mentioned above, the new land owner is committed with all rights and obligations of the agreements signed between Fibria and former land owner until the end of the period of the Forestry Partnership Agreement.

The Share Purchase Agreement does not provide the Company with a right to repurchase the land during or at the end of the term of the agreement.

Accounting treatment of the transaction

The share purchase agreement, the forestry partnership and standing timber supply agreements result in a quarterly payment obligation by the Company towards the Counterparty for the right to use of the land, with a settlement provision based on the pre-cutting wood inventory counts. The final settlement amount payable is limited to the “cap” defined in the agreements. The annual estimated payment by the Company under the transaction is approximately US$ 46 million. Fibria has the contractual right to operate the land or direct others to operate the land during the term of the agreement in a manner it determines while ultimately retaining 100% of the harvested timber in such land, through the 60% that Fibria will contractually retain and the rest of the 40% that it will purchase from the Counterparty.

Based on the above, for accounting purposes, and according to IFRIC 4, Determining whether an Arrangement Contains a Lease, the contracts are deemed to be within the scope of the technical pronouncement IAS 17 (R1) — Leases. Therefore, the Company accounts for this transaction as a sale leaseback transaction. The lease is considered to be an operating in nature, with exclusively contingent payments.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the Company the transaction contains an embedded derivative in the standing timber supply agreement, corresponding to the USD m3 price which is adjusted by the U.S.-CPI index, that is not closely related to the economic environment where the areas are located.

The Company did not recognize separately the fair value of the embedded derivative regarding to the price in US dollar from the standing timber supply agreement due to the fact of the functional currency of the Counterparty is the US dollar and, consequently, the embedded derivative is considered to be closely related to the host agreement.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

Gain on sale

The Company recognized in 2013 a gain on sale, as described in the following table:

Sale amount (excluding the contingent asset amount)	1,402,584
(-) Cost of net assets derecognized
Fixed Assets — Lands and improvements (Consolidated) (Note 19)	(596,528)
(-) Others	(7,016)

(=) Gain on sale before income tax and social contribution	799,040

(-) Income tax and social contribution expense	(271,674)

(=) Gain on sale, net of income tax and social contribution	527,366

(f)                                  Change in the international corporate structure

In November 2011, management approved, subject to certain conditions, a project for the corporate restructuring of our international activities.

On July 1st, 2013 the current commercial, operational, logistical, administrative and financial operations of Fibria Trading International KFT were transferred to another subsidiary, located in Austria, Fibria International Trade GmbH.

In December 2013, the direct investment held in Fibria, International Trade GmbH, was contributed to Fibria International Celulose GmbH, a wholly owned subsidiary of Fibria.

This international corporate reorganization and restructuring has different stages, and it is expected to be completed by December 2015. However, the implementation of the steps of the planned total restructuring is subject to the approval of the local authorities of each country involved.

(g)                                Merged Company without effect on the consolidated interim financial information

On September 30, 2013, the subsidiary Normus Empreendimentos e Participações Ltda. (“Normus”) was merged by the Company. The Company held a 100% interest in Normus, which was located in Brazil. As a result the indirect subsidiaries Fibria International Trade GmbH(*), Fibria Overseas Holding KFT and Fibria International Celulose GmbH became direct subsidiaries of the Company.

(*)  As mentioned in Note 1(f) above, this direct investment was contributed to Fibria International Celulose GmbH in December 2013.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

2                                        Presentation of consolidated interim financial information and summary of significant accounting policies

2.1                              Consolidated interim financial information - basis of preparation

(a)                                Accounting policies adopted

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 and CPC 21(R1) - “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB) and the Accounting Statements Committee Standards (CPC), as approved by the Brazilian Securities and Exchange Commission (CMV).

The consolidated interim financial information should be read in conjunction with the audited financial statements for the year ended December 31, 2013, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

The current accounting practices, which include the measurement principles for the recognition and valuation of the assets and liabilities, the calculation methods used in the preparation of this interim financial information and the estimates used, are the same as those used in the preparation of the most recent annual financial statements, except to the extent disclosed in Note 3.

(b)                                Approval of the consolidated interim financial information

The consolidated unaudited interim financial information was approved by the Board of Directors and Fibria’s Management on July 21, 2014.

2.2                              Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will seldom match the actual results. In the six months ended June 30, 2014, there were no significant changes in the estimates and assumptions which are likely to result in significant adjustments to the carrying amounts of assets and liabilities during the current financial year, compared to those disclosed in Note 3 to our most recent annual financial statements.

3                                        New standards, amendments and interpretations

The standard below has been issued and is effective for future periods. We have not early adopted this standard.

.                IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities,

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company is currently assessing the impacts of adopting IFRS 9.

The following new interpretation was issued by the IASB and is effective for annual periods beginning after January 1, 2014:

.                IFRIC 21, ‘Levies’, provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. It does not include income taxes. Since the Company is not currently subject to significant levies and for that reason the impact of the adoption of this new interpretation is not material.

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company expect to have a material impact on the Company’s financial position and results of operations.

4                                        Risk management

The risk management policies and financial risk factors disclosed in the annual financial statements (Note 4) did not show any significant changes. The Company’s financial liabilities which present liquidity risk are presented below by maturity (Note 4.1), exchange risk exposure (Note 4.2), capital risk management position, including indexes ratios of financial leverage (Note 4.3) and sensitivity analysis (Note 5) and fair value estimates (Note 6).

4.1                              Liquidity risk

The table below presents Fibria’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

	Less than one year	Between one and two years	Between two and five years	Over five years

At June 30, 2014
Loans and financing	1,663,417	1,678,887	4,475,757	2,548,167
Derivative instruments	57,225	84,180	248,692	187,317
Trade and other payables	730,289	36,679	23,482	37,179

	2,450,931	1,799,746	4,747,931	2,772,663

At December 31, 2013
Loans and financing	3,259,720	2,375,473	4,041,476	1,922,459
Derivative instruments	99,259	136,072	479,812	173,044
Trade and other payables	710,198	34,873	24,617	43,080

	4,069,177	2,546,418	4,545,905	2,138,583

4.2                               Foreign exchange risk

The following table presents the carrying amount of the assets and liabilities denominated in US dollars:

	June 30, 2014	December 31, 2013

Assets in foreign currency
Cash and cash equivalents (Note 7)	828,887	1,247,404
Marketable securities (Note 8)	119,069	98,153
Trade accounts receivable (Note 10)	393,821	375,711

	1,341,777	1,721,268

Liabilities in foreign currency
Loans and financing (Note 19)	6,020,911	7,281,177
Trade payables	44,375	98,996
Derivative instruments (Note 9(a)(e))	265,404	464,326

	6,330,690	7,844,499

Liability exposure	(4,988,913)	(6,123,231)

4.3                              Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by net income before interest, income taxes including social contribution, depreciation and amortization and other items as further described below (“Adjusted EBITDA”). This is part of our strategy of reducing indebtedness and maintaining an appropriate level of leverage in accordance with our internal policies, as presented in the most recent annual financial statements in Note 4.2. Net debt represents total loans and financing, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

The indebtedness ratios were as follow (measured in Reais):

	June 30, 2014	December 31, 2013

Loans and financing (Note 19)	8,456,748	9,773,097
Less - cash and cash equivalents (Note 7)	1,057,208	1,271,752
Less (plus) - derivative instruments (Note 9(a) and (e))	(265,404)	(464,326)
Less - marketable securities (Note 8)	984,086	1,116,365

Net debt	6,680,858	7,849,306
Adjusted EBITDA (for the accumulated period of 12 months)	2,856,976	2,795,675

Indebtedness ratio in Reais	2.3	2.8

Indebtedness ratio in Dollar	2.4	2.6

The indebtedness ratio decreased from 2.8 at December 31, 2013 to 2.3 at June 30, 2014, as a result an increase of EBITDA and a reduction of gross indebtedness level due to debt prepayments in the period.

As from June 2012 debt financial covenants including the indebtedness ratio have been measured in US dollars as further described in Note 23 to the most recent annual financial statements. Since the ratios used above for the year ended December 31, 2013 and 2012 are measured in Reais there are differences between the ratio presented above and the ratio measured following the debt financial covenant requirements. See Note 19 for further information.

The Company continues to focus on actions including reductions in fixed and variable costs, selling expenses, capital expenditure and improvements in working capital. We have also focused on actions that may result in the additional liquidity through the disposal of non-strategic assets. These actions are intended to strengthen the capital structure of the Company, resulting in an improved Net Debt to Adjusted EBITDA ratio.

5                                        Sensitivity analysis

The analysis below presents the sensitivity analysis of the effects of changes in relevant risk factors to which the Company is exposed to at the end of the semester.

According to the local CVM Decision no 550/08, the following tables present the change in the fair value of derivative financial instruments, loans and financings and marketable securities, in two adverse scenarios, that could generate significant gain or losses to the Company.

Sensitivity analysis of changes in foreign currency

The Company’s significant risk factor, considering the period of three months for the evaluation is its US Dollar exposure. We adopted as the probable scenario the fair value considering the market yield as at June 30, 2014.

Considering this projected scenario compared with the average exchange rate of R$ 2.2969 observed during the six-month period ended June 30, 2014, net revenue would have decreased by 3.8%, representing an approximate amount of R$ 128 million considering the volume and sale prices of the

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

six-month period ended June 30, 2014.

To calculate the probable scenario the closing exchange rate at the date of these consolidated financial statement was used (R$ x USD = 2.2025). As the amounts have already been recognized in the consolidated interim financial information, there are no additional effects in the income statement in this scenario. In the “Possible” and “Remote” scenarios, the USD was appreciated by 25% and 50%, respectively, when compared to the “Probable” scenario:

	Impact of an appreciation of the real against the US dollar on the fair value
	Possible (25%) -	Remote (50%) -
	R$2.7531	R$3.3038

Derivative instruments	(571,326)	(1,354,986)
Loans and financing	(1,414,561)	(2,829,122)
Marketable securities	213,958	427,916

Total impact	(1,771,929)	(3,756,192)

Sensitivity analysis in changes in interest rate

We adopted as the probable scenario the fair value considering the market yield as at June 30, 2014. As the amounts are already recognized in the consolidated interim financial information, there are no additional effects in the income statement in this scenario. In the “Possible” and “Remote” scenarios, the interest rates were appreciated by 25% and 50%, respectively, when compared to the “Probable” scenario:

	Impact of an appreciation of the interest rate on the fair value
	Possible (25%)	Remote (50%)

Loans and financing (a)
LIBOR	(925)	(1,335)
Currency basket	(525)	(1,052)
TJLP	(1,297)	(2,580)
Interbank Deposit Certificate (CDI)	(2,211)	(4,101)

	(4,958)	(9,068)

Derivative instruments
LIBOR	9,373	18,622
TJLP	5,485	10,978
Interbank Deposit Certificate (CDI)	(33,060)	(62,777)

	(18,202)	(33,177)

Marketable securities (b)
Interbank Deposit Certificate (CDI)	(5,730)	(11,017)

	(5,730)	(11,017)

Total impact	(28,890)	(53,262)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

(a)    Only our exposure regarding loans and financing, for which we did not enter into derivative financial instruments to hedge our exposure, was considered in sensitivity analysis above.

(b)    Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

6                                        Fair value estimates

The assets and liabilities measured at fair value in the balance sheet are classified in the following levels based on the fair value hierarchy:

(a)                                Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

The fair value of the assets and liabilities traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The Company has only marketable securities comprised of Brazilian federal government securities, classified as Level 1.

(b)                                Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

The fair value of assets and liabilities that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an asset or liability are observable, the asset or liability is included in Level 2.

(c)                                 Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

If one or more of the significant inputs is not based on observable market data, the asset or liability is included in Level 3.

Specific valuation techniques used to calculate the fair value of the assets and liabilities are:

•            quoted market prices or dealer quotes for similar instruments;

•             the fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•             the fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•             other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining assets and liabilities.

•             the fair value of future contracts on inflation rate (such as embedded derivative contained in contracts accounted for as capital leases, as described in Note 1 (e)), based on future inflation rates at the balance sheet date, with the resulting value discounted to present value.

The table below presents the assets and liabilities measured by the fair value as at:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

	June 30, 2014
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative instruments (Note 9)		111,561		111,561
Warrant to acquire Ensyn’s shares (Note 15)			7,098	7,098
Marketable securities (Note 8)	328,397	605,609		934,006

Available for sale financial assets
Other investments - Ensyn (Note 15)			39,824	39,824

Biological asset (Note 16) (*)			3,588,970	3,588,970

Total assets	328,397	717,170	3,635,892	4,681,459

Liabilities
At fair value through profit and loss
Derivative instruments (Note 9)		376,965		376,965

Total liabilities		376,965		376,965

	December 31, 2013
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative instruments (Note 9)		93,554		93,554
Warrant to acquire Ensyn’s shares (Note 15)			7,098	7,098
Marketable securities (Note 8)	589,605	478,577		1,068,182

Available for sale financial assets
Other investments — Ensyn (Note 15)			39,824	39,824

Biological asset (Note 16) (*)			3,423,434	3,423,434

Total assets	589,605	572,131	3,470,356	4,632,092

Liabilities
At fair value through profit and loss
Derivative instruments (Note 9)		557,880		557,880

Total liabilities		557,880		557,880

(*) See the changes in the fair value of the biological assets in Note 16.

There were no transfers between levels 1 and 2 during the periods presented.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, whose fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The following table presents the fair value of loans and financing:

	Yield used to discount (*)	June 30, 2014	December 31, 2013

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		260,861	428,329
Bonds - Fibria Overseas		1,763,542	3,372,843
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR USD	3,252,374	2,888,240
Export credits (ACC/ACE)	DDI	398,588	455,141
Export credits (Finnvera)	LIBOR USD		234,809
In local currency
BNDES — TJLP	DI 1	1,196,886	1,267,976
BNDES — fixed rate	DI 1	51,544	36,668
Currency basket	DI 1	309,270	297,964
FINEP	DI 1	2,970	1,970
FINAME	DI 1	11,726	13,643
NCE in Reais	DI 1	948,971	938,248
Midwest Fund	DI 1	37,934	42,902

		8,234,666	9,978,733

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

Derivative financial instruments (including embedded derivative) are recorded at fair value as detailed in Note 19. All derivative financial instruments are classified as Level 2 in the fair value hierarchy.

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

Management believes that the fair value estimated for those instruments following the methods described below, reliably reflect fair values.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

The methods used for the measurement of the fair value of the derivative financial instruments (including embedded derivative) used by the Company consider methodologies commonly used in the market and which are based on widely tested theoretical bases.

The methodologies used to estimate the MtM and to record the financial instruments is defined in the manual developed by the Company’s risk and compliance management area.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated. The contract fair value is the difference between the asset and liability.

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates in the American titles indexed to the inflation rate (TIPS) issued by the Bloomberg. The cash flow of the asset position is projected using the fixed rate established in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in June 30, 2014 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %
1M	10.81	1M	0.17	1M	(7.28)
6M	10.78	6M	0.24	6M	(0.51)
1Y	10.91	1Y	0.28	1Y	0.42
2Y	11.41	2Y	0.59	2Y	1.27
3Y	11.68	3Y	1.01	3Y	1.92
5Y	11.96	5Y	1.73	5Y	3.00
10Y	12.26	10Y	2.72	10Y	5.00

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

7                                        Cash and cash equivalents

	Average yield - %	June 30, 2014	December 31, 2013

Cash and banks		64,934	24,348
Local currency
Fixed-term deposits	102% of CDI	219,557
Foreign currency
Fixed-term deposits	0.20	772,717	1,247,404

Cash and cash equivalents		1,057,208	1,271,752

The decrease in the balance during the six-month period ended June 30, 2014 was mainly related to the payments made by us on loans and financing during the period, as detailed in Note 19(e) to this report.

8                                        Marketable securities

Marketable securities include financial assets classified as trading as follows:

	June 30, 2014	December 31, 2013

Brazilian federal government securities, including under reverse repurchase agreements
LFT	138,177	52,151
LTN	87,167
LTN-Over	103,053	47,645
NTN-F		489,809
NTN-B(*)	50,080	48,183

Private securities including securities under reverse repurchase agreements
Reverse repurchase agreements	360,439	241,084
CDB	126,101	138,340
RDB - fixed interest rate		1,000

In foreign currency
Private securities including securities under reverse repurchase agreements
Time deposits	119,069	98,153

Marketable securities	984,086	1,116,365

Current	934,006	1,068,182

Non-Current	50,080	48,183

(*)    These Notes, issued by the Brazilian federal government, are classified as held-to-maturity investments, they bear an average interest rate of 5.97% p.a. plus the average inflation for the period (IPCA) and a have a maturity date of August 15, 2020.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

Private securities are mainly composed of short-term investments in CDB and reverse repurchase agreements which have immediate liquidity and bear interest based on the Interbank Deposit Certificate (CDI) interest rate. Government securities are composed of National Treasury Bills and Notes all issued by the Brazilian federal government. The average yield of marketable securities in the six-month period ended June 30, 2014 was 103.22% of the CDI (102.56% of the CDI as at December 31, 2013). Securities in foreign currency correspond to Time deposits with maturity until 90 days and average yield of 0.20% p.a.

The decrease in the balance during the six-month period ended June 30, 2014 was mainly related to the prepayments made by Fibria on loans and financing during the period.

9                                        Derivative financial instruments

The following tables presents the Company’s derivative instruments, segregated by type, presenting both asset and liability position of swap contracts, by hedge strategy adopted, and the maturity schedule based on contractual terms.

(a)                                Derivative financial instruments by type

	Reference value (notional) - in US dollars		Fair value
Type of derivative	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013

Operational hedge
Cash flow hedges of exports
Zero cost dollar	1,031,000	1,122,000	16,977	(12,451)

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (US$)	501,036	540,309	9,474	15,332

Hedges of foreign currency
Swap DI x US$ (US$)	413,991	422,946	(62,408)	(149,807)
Swap TJLP x US$ (US$)	227,988	275,712	(154,186)	(225,340)
Swap Pre x US$ (US$)	232,636	273,472	(50,034)	(92,060)

			(240,177)	(464,326)

Classified
In current assets			40,031	22,537
In non-current assets			70,390	71,017
In current liabilities			(72,586)	(106,793)
In non-current liabilities			(278,012)	(451,087)

Total, net			(240,177)	(464,326)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments by type and broken down by nature of the exposure (asset and liability exposure for swaps)

	Reference value (notional) - in currency of origin		Fair value
Type of derivative	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013

Swap contracts
Asset
USD LIBOR (LIBOR to fixed)	501,036	540,309	1,104,446	1,266,940
BRL fixed rate (BRL to USD)	804,965	822,168	1,056,772	1,036,022
BRL TJLP (BRL to USD)	370,379	447,925	354,909	425,413
BRL Pre (BRL to USD)	477,525	559,353	392,524	450,066
Liability
USD fixed rate (LIBOR to fixed)	501,036	540,309	(1,094,973)	(1,251,608)
USD fixed rate (BRL to USD)	413,991	422,946	(1,119,180)	(1,185,829)
USD fixed rate (BRL TJLP to USD)	227,988	275,712	(509,094)	(650,753)
USD fixed rate (BRL to USD)	232,636	273,472	(442,558)	(542,126)

Total of swap contracts			(257,154)	(451,875)

Options
Cash flow hedge - zero cost collar	1,031,000	1,122,000	16,977	(12,451)

			(240,177)	(464,326)

(c)                             Derivative financial instruments by type of economic hedge strategy

	Fair value		Value (paid) or received
Type of derivative	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013

Operational hedges
Cash flow hedges of exports	16,977	(12,451)	(13)	(14,554)
Hedges of debts
Hedges of interest rates	9,474	15,332	(4,280)	(10,767)
Hedges of foreign currency	(266,628)	(467,207)	(16,078)	1,256

	(240,177)	(464,326)	(20,371)	(24,065)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

(d)                                Fair value of derivative financial instruments by maturity date and counterparty

The following tables present information about derivative financial instruments grouped by maturity and counterparty.

The following table presents the fair values by month of maturity:

	June 30, 2014
	2014	2015	2016	2017	2018	2019	2020	Total

January		2,526	(3,604)	(2,850)	(526)	(1,284)		(5,738)
February		(3,657)	(5,256)	(4,439)	2,109	455	401	(10,387)
March		444	(1,956)	(2,002)	(844)	(1,361)		(5,719)
April		(3,167)	(3,455)	(3,128)	(760)	(1,387)		(11,897)
May		(7,025)	(5,439)	(4,560)	(11)	(1,038)		(18,073)
June		(6,479)	(5,784)	(5,217)	(976)	(1,455)		(19,911)
July	(1,894)	(4,115)	(2,418)	(390)	(1,036)	(1,491)		(11,344)
August	(4,159)	(6,482)	(4,274)	(2,177)	(13,268)	(15,195)	(16,429)	(61,984)
September	359	(4,727)	(4,077)	(25,853)	(10,841)			(45,139)
October	(2,419)	(4,525)	(2,555)	(2,939)	(1,181)			(13,619)
November	(4,192)	(6,799)	(4,364)	(2,297)	(230)			(17,882)
December	(2,893)	(6,321)	(4,786)	(3,246)	(1,238)			(18,484)

	(15,198)	(50,327)	(47,968)	(59,098)	(28,802)	(22,756)	(16,028)	(240,177)

	December 31, 2013
	2014	2015	2016	2017	2018	2019	2020	Total

January	(3,923)	(6,285)	(5,215)	(3,814)	(857)	(1,698)		(21,792)
February	(7,632)	(8,889)	(6,652)	(5,296)	2,126	429	419	(25,495)
March	(5,441)	(6,278)	(4,097)	(3,590)	(1,468)	(1,759)		(22,633)
April	(6,544)	(7,187)	(4,802)	(4,074)	(1,122)	(1,777)		(25,506)
May	(10,307)	(9,637)	(6,772)	(5,353)	173	(1,176)		(33,072)
June	(9,701)	(10,182)	(7,968)	(6,832)	(1,637)	(1,832)		(38,152)
July	(5,063)	(6,407)	(3,423)	(693)	(1,474)	(1,862)		(18,922)
August	(8,266)	(8,810)	(5,253)	(2,732)	(16,953)	(18,222)	(19,081)	(79,317)
September	(5,360)	(15,188)	(12,574)	(55,700)	(33,734)			(122,556)
October	(6,106)	(6,676)	(3,535)	(3,768)	(1,611)			(21,696)
November	(7,967)	(8,961)	(5,276)	(2,749)	(371)			(25,324)
December	(7,947)	(9,440)	(6,484)	(4,334)	(1,656)			(29,861)

	(84,257)	(103,940)	(72,051)	(98,935)	(58,584)	(27,897)	(18,662)	(464,326)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

Additionally, we present a table breaking down the notional and fair value by counterparty:

	June 30, 2014		December 31, 2013
	Notional — in US Dollars	Fair value	Notional — in US Dollars	Fair value

Banco Itaú BBA S.A.	417,336	(9,570)	371,800	(44,568)
Deutsche Bank S.A.	284,450	5,114	342,450	247
Banco CreditAgricole Brasil S.A.	220,824	(2,927)	245,457	(8,473)
Banco Citibank S.A.	122,740	(40,971)	234,732	(65,783)
Bank of America Merrill Lynch	140,000	2,182	229,657	1,120
Banco Santander Brasil S.A.	185,436	(97,884)	211,958	(143,371)
Banco Safra S.A.	204,006	(51,493)	209,559	(102,127)
Banco BNP Paribas Brasil S.A.	205,000	4,848	207,000	(3,336)
HSBC Bank Brasil S.A.	223,368	(21,935)	190,810	(41,271)
Banco Bradesco S.A.	141,618	(27,623)	141,618	(45,960)
Banco J. P Morgan S.A.	175,000	4,547	125,000	274
Goldman Sachs do Brasil	46,250	(57)	64,650	(1,073)
Banco Votorantim S.A.	20,623	(4,447)	27,966	(9,668)
Banco Mizuho do Brasil S.A.	20,000	39	20,000	(195)
Morgan Stanley & CO.			11,782	(142)

	2,406,651	(240,177)	2,634,439	(464,326)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at June 30, 2014 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

Find below the description of the types of contracts and risks being hedged.

(i)                               LIBOR versus fixed rate swap

The Company has plain-vanilla swaps of quarterly LIBOR versus fixed rates with the objective of hedging debt carrying interest based on LIBOR against any increase in LIBOR.

(ii)                               DI versus US dollar swap

The Company has plain-vanilla swaps of Interbank Deposit (DI) versus the US dollar with the objective of changing our debt exposure in Reais, subjected to DI into a debt in US dollars with fixed interest. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(iii)                          TJLP versus US dollar swap

The Company has plain-vanilla swaps of Long-term Interest Rate (TJLP) versus the US dollar with the objective of changing our debt exposure in Reais subject to interest based on TJLP, to debt in US dollars with fixed interest. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

(iv)                            Zero cost collar

The Company entered into a zero cost collar (a purchased option (put) to purchase dollars and a written option (call) to sell dollars) with no leverage, with the objective of protecting our exposure to export sales denominated in US Dollar, with a strike price of the put (floor) and the call (ceiling) results in a floor and cap of the dollar exchange rate.

(v)                                Pre swap versus US dollar swap

The Company has plain-vanilla swaps to transform fixed interest debt in Reais to a debt in US dollar with fixed rate. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(e)                                 Embedded derivative in forestry partnership and standing timber supply agreements

As described in Note 1(e), the Forestry Partnership and Standing Timber Supply Agreements signed on December 30, 2013 determine that the price of the wood volume to be purchased by Fibria from the Counterparty, be denominated in US Dollars per m3 of standing timber readjusted according to the US-CPI index. The US-CPI index is not closely related to inflation of the economic environment where the land is located.

The embedded derivative is a swap of sale of the US-CPI variations during the term of the Forestry Partnership and Standing Timber Supply Agreements. Considering that the price of the lease is contingent (determined as 40% of the volume of timber that is actually harvested in each harvesting cycle, multiplied by the purchase price of standing timber per m3, as established in the agreement), the Company has considered as the notional value of the embedded derivative, the maximum possible payment amount contractually agreed (the “cap”). The notional value of the derivative is reduced as the payments are made by the Company every quarter. Since it is an embedded derivative, there were no disbursements or receivables relating to the derivative, and the disbursements will only be related to the corresponding standing timber supply pursuant to the contractual terms.

The value of the adjustment regarding the fair value of those embedded derivative in six-month period ended June 30, 2014 was a loss of R$ 25,227 (on December 31, 2013 the fair value was close to zero) as detailed below:

	Reference value (notional) - in US dollars		Fair value
Type of derivative	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013

Embedded derivative
Forestry partnership and standing timber supply agreements	924,545	935,684	(25,227)

			(25,227)

Classified
In non-current assets			1,140
In current liabilities			(503)
In non-current liabilities			(25,864)

Total, net			(25,227)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

The following table presents the change in the fair value of embedded derivative, in two adverse scenarios, that could generate significant losses to the Company.

To calculate the probable scenario, the US-CPI index at June 30, 2014 was considered. The probable scenario was stressed considering an additional appreciation of 25% and 50%.

	Impact of an appreciation of the US-CPI at the fair value
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	(120,259)	(250,831)

Total impact	(120,259)	(250,831)

10                                 Trade accounts receivable and other assets

(a)                                Trade accounts receivable

	June 30, 2014	December 31, 2013

Domestic customers	66,036	14,553
Intercompany	2,794	3,981
Export customers	393,821	375,711

	462,651	394,245

Allowance for doubtful accounts	(10,533)	(12,158)

	452,118	382,087

In six-month period ended June 30, 2014, we made some factoring transactions without recourse for certain customers’ receivables, in the amount of R$ 813,804 (R$ 1,331,898 at December 31, 2013), that were derecognized from accounts receivable in the balance sheet.

(b)                                Other assets

The decrease of the balance of other assets in the non-current assets refers, mainly, to the cession of credit rights made by the Company regarding to the account receivable related to IPI credit premium. The amount received by the Company was R$ 158,500.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

11                                 Inventory

	June 30, 2014	December 31, 2013

Finished goods
At plants/warehouses in Brazil	162,125	128,893
Outside Brazil	608,870	587,032
Work in process	19,360	15,592
Raw materials	382,663	385,447
Supplies	145,396	140,873
Imports in transit	4,020	7,587
Advances to suppliers	333	306

	1,322,767	1,265,730

The balance increased by 5% or R$ 57,037, mainly due to the high level of inventory of finished products (increase of 52,000 tons) in the six-month period ended June 30, 2014.

12                                 Recoverable taxes

	June 30, 2014	December 31, 2013

Current

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	8,051	8,958
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	6,883
Value-added Tax on Sales and Services (ICMS) on purchases of raw materials and supplies	110,928	127,282
Federal credits (i)	291,658
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	37,006	162,583
Provision for the impairment of ICMS credits	(99,330)	(97,771)

	355,196	201,052

Non-current

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	234,987	217,451
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	13,353	21,418
Value-added Tax on Sales and Services (ICMS) on purchases of raw materials and supplies	744,341	685,897
Federal credits (i)	606,036
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	498,546	379,654
Provision for the impairment of ICMS credits	(600,229)	(560,537)

	1,497,034	743,883

(i)        Refers to the tax credit recognized after the approval of the application for the qualification of the IPI premium credit by

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

Federal Tax authority (Receita Federal do Brasil), in June 2014, as detailed in Note 20 and to the tax credit of Tax on Net Income (Imposto sobre o Lucro Líquid0 - “ILL”), as mentioned in Note 13(b).

During the six months ended June 30, 2014 there were no relevant changes to our expectations regarding the recoverability of the tax credits presented in Note 14 to the most recent annual financial statements.

13                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income (profit). The subsidiaries located outside of Brazil use methods established by the respective local regulations. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the date of the consolidated interim financial information.

Starting in 2013, the Company began paying income taxes on the profits generated by foreign subsidiaries in accordance with Article 74 of Provisional Measure 2,158/01 which states that the profits earned each year by foreign controlled subsidiaries are subject to the payment of income tax and social contribution in Brazil in the same year, at a rate of 34%, applied to the subsidiaries’ accounting profits before income tax. The repatriation of these profits in subsequent years is not subject to future taxation in Brazil. The Company records a provision for income taxes on foreign subsidiaries on an accruals basis. The Company decided to start paying these taxes primarily to mitigate any risk of future tax assessments on this matter, among other things. In 2014, the taxation on foreign subsidiaries’ profits began to be regulated by Law 12.973/14, which expressly revokes the mentioned Article 74.

(a)                                Deferred taxes

Deferred income tax and social contribution tax assets arise from tax loss carryforwards and temporary differences related to (i) the effect of foreign exchange gains/losses mainly of loans and financings (which for tax purposes are taxed/deductible on a cash basis); (ii) adjustments to the fair value of derivative instruments; (iii) provisions not currently deductible for tax purposes; (iv) investments in rural activity; and (vi) temporary differences arising from the adoption of IFRS/CPCs.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

	June 30, 2014	December 31, 2013

Tax loss carryforwards	170,675	172,519
Losses from foreign subsidiary	75,573
Provision for contingencies	121,485	118,237
Sundry provisions (impairment, operational and other)	368,651	417,574
Results of derivative contracts recognized on a cash basis for tax purposes	90,238	157,871
Exchange variations - recognized on a cash basis for tax purposes	476,825	646,286
Tax amortization of goodwill	106,515	110,940
Actuarial gains on medical assistance plan (SEPACO)	4,131	3,729
Tax depreciation		(9,518)
Reforestation costs already deducted for tax purposes	(333,963)	(311,965)
Fair values of biological assets	(207,074)	(199,861)
Effects of business combination - acquisition of Aracruz	(9,019)	(13,972)
Tax benefit of goodwill not amortized for accounting purposes	(402,564)	(357,835)
Other provisions	(1,785)	(1,785)

Total deferred taxes, net	459,688	732,220

Deferred taxes - asset (net by entity)	768,394	968,116

Deferred taxes - liability (net by entity)	308,706	235,896

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

Changes in the net balance of deferred income tax are as follows:

	June 30, 2014	December 31, 2013

At the beginning of the period	732,220	651,683
Tax loss carryforwards	(1,844)	(136,206)
Losses from foreign subsidiary	75,573
Provision for impairment of foreign deferred tax assets		(40,285)
Temporary differences regarding provisions	(45,675)	69,120
Derivative financial instruments taxed on a cash basis	(67,633)	65,024
Amortization of goodwill	(49,154)	(91,697)
Reforestation costs	(12,480)	(10,460)
Exchange gains/losses taxed on a cash basis	(169,461)	175,461
Fair value of biological assets	(7,213)	39,233
Actuarial gains (losses) on medical assistance plan (SEPACO)	402	(7,685)
Other	4,953	18,032

At the end of the period	459,688	732,220

(b)                                Reconciliation of income tax and social contribution benefit (expense)

	June 30, 2014	June 30, 2013

Income (loss) before taxes on income	1.021.866	(930,439)

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(347.434)	316,349

Reconciliation to effective expense

Benefits to directors	(3.335)	(1,612)
Taxes from foreign subsidiaries	(3.484)
Tax on net income (Imposto sobre o Lucro Líquido - ILL) (i)	32.117
Difference in tax rates of foreign subsidiaries	12.987	54,487
Foreign exchange effects on foreign subsidiaries	(62.375)
Other, mainly non-deductible provisions	60	(8,346)

Income tax and Social Contribution (expense) benefit for the period	371,464	360,878

Effective rate - %	36.4	38.8

(i)        In May 2014, after the final judgment, we recognized a tax credit related to Tax on Net Income (Imposto sobre o Lucro Líquid0 - “ILL”), overpaid by the Company in April 1990, which was judged as unconstitutional by the Supreme Federal Court (Supremo Tribunal Federal (“STF”)).

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

14                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 30.38% of our shares (together the “Controlling Shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, associates, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances and transactions with related parties are as follows:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	June 30, 2014	December 31, 2013

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(30)	(716)
BNDES	Financing	(1,732,109)	(1,796,757)

		(1,732,139)	(1,797,473)

Transactions with associates
Bahia Produtos de Madeira S.A.	Sales of wood	3.027	3,815

Transactions with Votorantim Group companies
Votorantim Participações S.A.	Loan	6,607
Votener — Votorantim Comercializadora de Energia	Energy supplier	(627)
Banco Votorantim S.A.	Financial investments and financial instruments		(9,668)
Votorantim Cimentos S.A.	Energy supplier	16	74
Votorantim Cimentos S.A.	Input supplier	(26)	(34)
Votorantim Siderurgia S.A.	Sales of waste	16	24
Sitrel Siderurgia Três Lagoas	Energy supplier		267
Votorantim Metais	Chemical products supplier		(241)
Votorantim Metais	Leasing of land	(751)	(788)
Companhia Brasileira de Alumínio (CBA)	Leasing of land	(37)	(37)

		5,198	(10,403)

Net		(1,723,914)	(1,804,061)

Presented in the following lines
In assets
Trade accounts receivable (Note 10)		2,794	3,981
Related parties - non-current		6,607	7,142
In liabilities
Loans and financing (Note 19)		(1,732,109)	(1,796,757)
Derivative financial instruments (Note 9)			(9,668)
Suppliers		(1,206)	(8,759)

		(1,723,914)	(1,804,061)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

(ii)                               Transactions recognized in the Statement of profit and loss

	Income (expense)
	Nature	June 30, 2014	June 30, 2014

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(6,661)	(4,909)
Banco Nacional de Desenvolvimento
Econômico e Social (BNDES)	Financing	(40,311)	(79,026)

		(46,972)	(83,935)

Transactions with associates
Bahia Produtos de Madeira S.A.	Sales of wood	4,647	5,064

Transactions with Votorantim Group companies
Votener - Votorantim Comercializadora de Energia	Energy supplier	23,207	(19,224)
Banco Votorantim S.A.	Investments and financial instruments		(4,076)
Votorantim Cimentos S.A.	Energy supplier	3,654
Votorantim Cimentos S.A.	Input supplier	(2.479)	(308)
Votorantim Siderurgia S.A.	Sale of waste		67
Sitrel Siderurgia Três Lagoas	Energy supplier	1,633
Votorantim Metais Ltda.	Chemical products supplier	(87)	(2,254)
Votorantim Metais Ltda.	Leasing of lands	(4,503)	(4,751)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(221)	(218)

		21,204	(30,764)

Comments on the main transactions and contracts with related parties

The following is a summary of the nature and conditions of the transactions with the related parties:

•            Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$ 10,706 and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical advice, training, including management improvement programs. These services are also provided to the entire Votorantim Group and the Company reimburses VID at cost for the charges related to the services used.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (Note 19).

Management believes that these transactions were contracted at terms consistent with those entered with independent parties, based on technical studies performed when these contracts were executed.

•            Associates

The Company has balance receivable of R$ 3,027 from Bahia Produtos de Madeira S.A., corresponding to sale of wood, with maturity in 2019, renewable for 15 years.

•            Votorantim Group companies

The Company has a contract to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our unit in Jacareí. The total amount contracted is R$ 15,000, guaranteeing 115,700 megawatt-hours, and maturing in five years through December 31, 2014. Should either party request an early termination of the contract, that party is required to pay 50% of the remaining contract amount. In addition, the Company entered into a contract to purchase energy from Votener, expiring on December 31, 2014, to supply the Três Lagoas and Aracruz units. Since these units already generate its own energy, the contract has the purpose of maximizing the competitiveness of the energy matrix. The total amount contracted may change based on the needs and consumption of energy by those plants.

The Company has a derivative instrument contract with Banco Votorantim S.A., as detailed in Note 9. The Shareholders’ Agreement limits the intercompany investments to R$ 200 million for securities and R$ 100 million of notional value for derivative instruments.

The Company, through its joint operation VOTO IV has an account receivable in the amount of US$ 3,000 (then equivalent to R$ 6,607) with Votorantim Participações S.A., with maturity in July 2015.

On January, 2012, the Company entered into a contract to purchase sulfuric acid 98% from Votorantim Metais, for R$ 18,500, in exchange for the supply of 36,000 metric tons of acid for two years, up to December 31, 2013.

The Company has an agreement with Votorantim Cimentos for the supply of road construction supplies, such as rock and calcareous rock, in the approximate amount of R$ 11,706 through December 12, 2014. This agreement may be terminated at any time with prior notice of 30 days, without any contractual penalties.

The Company has land lease agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which matures in 2019, totaling R$ 76,496.

The Company has land lease agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA and Votorantim Cimentos, which mature in 2023, totaling R$ 4,062.

In the six-month period ended June 30, 2014 and other periods presented, no provision for impairment was recognized on assets involving related parties.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

(b)                                Remuneration of officers and directors

The remuneration expenses, including all benefits, are summarized as follows:

	June 30, 2014	June 30, 2014

Short-term benefits to officers and directors	20,675	12,605
Rescission of contract benefits		1,587
Benefit program - Phantom Stock Options	(1,333)	2,438

	19,342	16,630

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. The long-term benefits refer to the variable compensation program.

Short-term benefits to officers and directors do not include the compensation for the Statutory Audit Committee, Finance, Compensation and Sustainability Committees’ members of R$ 819 for the six-month period ended June 30, 2014 (R$ 241 for the six-month period ended June 30, 2013 regarding the Audit and Risk Committee).

The Company does not have any additional post-employment active plan and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded in the following lines items of the current and non-current liabilities:

	June 30, 2014	December 31, 2013

Current liability
Payroll, profit sharing and related charges	5,387	8,080

Non-current liability
Other payables	17,596	12,827

	22,983	20,907

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

15                                 Investments

	June 30, 2014	December 31, 2013

Investment in associate - equity method (a)	6,913	6,913
Provision for impairment of investments (a)	(6,913)	(6,913)
Other investment — at fair value (b)	46,922	46,922

	46,922	46,922

(a)                                Investment in associate

	Our ownership
	Associate’s information			On equity		On profit and loss
	Equity	Profit and loss	%	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2013

Associate recorded under the equity method
Bahia Produtos de Madeira S.A.	20,740		33.3	6,913	6,913

Provision for impairment
Bahia Produtos de Madeira S.A.				(6,913)	(6,913)

None of the associates or jointly-operated entity has publicly traded shares.

There are no contingent liabilities related to the Company’s interest in the associate. The provisions and contingent liabilities related to the jointly-operated entities of the Company are described in Note 20.

Additionally, the Company does not have any significant restriction with regards to its associate and jointly-operated entities and does not have any commitment related to its jointly-operated entities.

(b)                            Other investment

We have, approximately, 6% of ownership in Ensyn’s share capital. We performed an assessment regarding the rights related to these shares and concluded that we do not have a significant influence over Ensyn, as such this investment has been recorded at fair value.

Fair value change in our interest in Ensyn was not significant in the six-month period ended June 30, 2014.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

16                                 Biological assets

The Company’s biological assets are substantially comprised of growing forests intended for the supply of wood for pulp production. Forests in formation are located in the states of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo and Bahia.

The reconciliation of the book balances at the beginning and at the end of the period is as follows:

	June 30, 2014	December 31, 2013

At the beginning of the period
Historical cost	2,730,510	2,451,612
Fair value	692,924	873,992
	3,423,434	3,325,604

Additions	514,577	860,134
Harvests in the period
Historical cost	(351,090)	(580,192)
Fair value	(85,143)	(283,333)
Change in fair value	87,192	102,265
Disposals		(822)
Transfer (i)		(222)

At the end of the period	3,588,970	3,423,434
Historical cost	2,893,997	2,730,510
Fair value	694,973	692,924

(i) Includes transfers between biological assets and inventory.

In accordance with our accounting policies, at the end of the semester ended June 30, 2014 we performed a valuation of the biological assets at their fair value. In the following table we present the main inputs used to estimate the fair value of biological assets:

	June 30, 2014	December 31, 2013

Actual planted area (hectare)	448,636	446,544
Average annual growth (IMA) - m3/hectare	41	41
Net average sale price - R$/m3	59.77	56.53
Remuneration of own contributory assets - %	5.6	5.6
Discount rate - %	6.26	6.26

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

The changes in the fair value of the biological assets in June 30, 2014 are presented as follows:

	June 30, 2014	December 31, 2013

Fair value of the forest renovations during the year	(38,786)	(13,127)
Growing of plantation (IMA, area and age)	4,413	(88,738)
Variations in price	121,565	204,130

	87,192	102,265

The biological assets are classified within Level 3 of the fair value hierarchical level. There were no transfers between levels during the periods presented.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

17                                  Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2012	1,815,686	1,489,759	7,402,677	208,907	214,361	43,171	11,174,561
Additions		342	14,310	(35,624)	347,837	2,696	329,561
Disposals	(31,202)	(3,641)	(97,443)	(148,966)		(13,608)	(294,860)
Depreciation		(121,831)	(676,386)			(15,123)	(813,340)
Disposals related Asset Light project (Note 1(e))	(544,126)	(52,402)					(596,528)
Transfers and others (*)	8,974	114,365	259,559		(371,169)	13,381	25,110

At December 31, 2013	1,249,332	1,426,592	6,902,717	24,317	191,029	30,517	9,824,504
Additions			4,131	(6,796)	191,450	357	189,142
Disposals	(2,057)	(1,440)	(8,962)			(242)	(12,701)
Depreciation		(61,288)	(326,605)			(6,355)	(394,248)
Transfers and others (*)	328	23,883	101,616	67	(138,960)	4,332	(8,734)

At June 30, 2014	1,247,603	1,387,747	6,672,897	17,588	243,519	28,609	9,597,963

(*)    Includes transfers between property, plant and equipment, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

18                                 Intangible assets

	June 30, 2014	December 31, 2013

At the beginning of the period	4,634,265	4,717,163
Additions		22
Amortization	(45,339)	(95,085)
Disposals	(9)
Transfers and others (*)	3,637	12,165

At the end of the period	4,592,554	4,634,265

Composed by
Goodwill — Aracruz	4,230,450	4,230,450
Systems development and deployment	28,914	32,349
Acquired from business combination
Databases	205,200	228,000
Patents	15,611	25,800
Relationships with suppliers
Chemical products	108,150	113,438
Other	4,229	4,228

	4,592,554	4,634,265

(*)    Includes transfers between property, plant and equipment and intangible assets.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

19                                 Loans and financing

(a)                                Breakdown of the balance by type of loan

	Average annual	Current		Non- current		Total
Type/purpose	interest rate - %	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013

In foreign currency
BNDES - currency basket	6.3	51,557	53,038	311,111	304,091	362,668	357,129
Export credits (Finnvera)			52,210		173,244		225,454
Bonds - US$	6.0	16,895	1,547,708	1,910,559	1,816,385	1,927,454	3,364,093
Export credits (prepayment)	2.9	509,777	457,523	2,810,492	2,425,260	3,320,269	2,882,783
Export credits (ACC/ACE)	2.2	410,520	451,718			410,520	451,718

		988,749	2,562,197	5,032,162	4,718,980	6,020,911	7,281,177

In Reais
BNDES - TJLP	7.8	337,476	339,702	970,649	1,055,776	1,308,125	1,395,478
BNDES - fixed rate	3.8	10,117	6,891	51,199	37,259	61,316	44,150
FINAME	4.1	4,980	4,853	7,931	10,410	12,911	15,263
NCE	12.4	48,364	46,770	962,080	942,665	1,010,444	989,435
Midwest Region Fund (FCO and FINEP)	8.1	12,154	11,948	30,887	35,646	43,041	47,594

		413,091	410,164	2,022,746	2,081,756	2,435,837	2,491,920

		1,401,840	2,972,361	7,054,908	6,800,736	8,456,748	9,773,097

Interest		62,374	94,946	74,238	35,337	136,612	130,283
Short-term borrowing			29,670	13,484		13,484	29,670
Long-term borrowing		1,339,466	2,847,745	6,967,186	6,765,399	8,306,652	9,613,144

		1,401,840	2,972,361	7,054,908	6,800,736	8,456,748	9,773,097

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

(b)                                 Breakdown by maturity

Below are details of the non-current portion of the debt at June 30, 2014 by maturity:

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total

In foreign currency
BNDES - currency basket	21,713	35,700	47,473	43,462	31,959	59,682	59,658	11,464			311,111
Bonds - US$					139,279	210,893	258,135			1,302,252	1,910,559
Export credits (prepayment)	158,659	415,330	783,305	734,345	618,736	100,117					2,810,492

	180,372	451,030	830,778	777,807	789,974	370,692	317,793	11,464		1,302,252	5,032,162

In Reais
BNDES - TJLP	144,856	168,269	153,630	111,892	83,505	130,685	134,767	36,509	6,536		970,649
BNDES - fixed rate	6,538	13,077	13,077	12,141	6,366						51,199
FINAME	2,480	3,225	2,059	167							7,931
NCE	98,929	121,268	343,288	312,145	43,225	43,225					962,080
Midwest Region Fund (FCO e FINEP)	5,947	11,893	11,893	659	495						30,887

	258,750	317,732	523,947	437,004	133,591	173,910	134,767	36,509	6,536		2,022,746

	439,122	768,762	1,354,725	1,214,811	923,565	544,602	452,560	47,973	6,536	1,302,252	7,054,908

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

(c)                                  Breakdown by currency and interest rate

Loans and financing are broken-down in the following currencies:

	Currency
	June 30, 2014	December 31, 2013

Real	2,435,837	2,491,920
Dollar	5,658,243	6,924,048
Currency basket	362,668	357,129

	8,456,748	9,773,097

Loans and financing are broken-down by interest rate:

	Interest rate
	June 30, 2014	December 31, 2013

CDI	1,010,444	989,435
TJLP	1,309,788	1,397,463
Libor	3,320,269	3,107,014
Currency basket	362,668	357,129
Fixed	2,453,579	3,922,056

	8,456,748	9,773,097

(d)                                 Roll forward

The roll forward of the carrying amounts at the presented period is as follows:

	June 30, 2014	December 31, 2013

At the beginning of period	9,773,097	10,767,955
Borrowings	2,452,747	1,279,414
Interest expense	245,718	575,877
Foreign exchange	(391,269)	927,278
Repayments - principal amount	(3,513,267)	(3,320,157)
Interest paid	(239,020)	(602,112)
Expense of transaction costs of Bonds early redeemed	130,749	113,759
Addition of transaction costs	(25,289)
Other (*)	23,282	31,083

At the end of the period	8,456,748	9,773,097

(*)    Includes amortization of transactions costs.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

(e)                                  Relevant operations settled during the period

Export credit (Finnvera)

On February 2014, through Fibria-MS we made an early repayment, with available funds, in the amount of US$ 96 million (equivalent then to R$ 233,996) regarding the loan agreement with Finnvera (Finnish Development Agency, which provides credit to companies committed to sustainability programs), signed on September 2009, with original maturity in February 2018 and bearing an interest rate of semi-annual LIBOR plus 2.825% p.a.  As a result of the early repayment, we recognized financial expenses amounting to R$ 3,540, related to the amortization of corresponding transaction costs.

Export credits - ACC

During the six-month period ended June 30, 2014, we paid the amount of US$ 65 million (equivalent then to R$ 152,565) regarding to export credit (ACC), with interest rate were between 0.95% p.a. and 1.40% p.a.

Loans - “Fibria 2020” (Bond)

On March 26, 2014, we early redeemed and canceled a total of US$ 690 million (then equivalent to R$ 1,595,706), with available funds, related to the remaining outstanding balance of the Bond “Fibria 2020”, issued in May 2010, with original maturity in May 2020, with a fixed interest rate of 7.5% p.a. As a result of the early redemption, we recognized financial expenses amounting to R$ 299,768, of which R$ 179,809 related to the premiums paid on the repurchase transaction and R$ 119,959 relating to the full amortization of the transaction costs of the Bond.

Loans - “Fibria 2021” (Bond)

On January 13, 2014, we early redeemed and canceled a total of US$ 12.5 million (then equivalent to R$ 29,774), with available funds, related to the Bond “Fibria 2021”, issued in March 2011, with original maturity in March 2021, with a fixed interest rate of 6.75% p.a. As a result of the early redemption, we recognized financial expenses amounting to R$ 3,101, of which R$ 2,900 related to the premiums paid on the repurchase transaction and R$ 201 relating to the proportional amortization of the transaction costs of the Bond.

On May 12, 2014, we early redeemed and canceled a total of US$ 430 million (then equivalent to R$ 953,925), with funds obtained with the raise of the Bond “Fibria 2024”, related to the Bond “Fibria 2021”, issued in March 2011, with original maturity in March 2021, with a fixed interest rate of 6.75% p.a. As a result of the early redemption, we recognized financial expenses amounting to R$ 122,258, of which R$ 114,471 related to the premiums paid on the repurchase transaction and R$ 7,787 relating to the proportional amortization of the transaction costs of the Bond. As part of this transaction, the outstanding balance of the Bond “Fibria 2021” was US$ 118 million (equivalent than to R$ 261,775).

Loans - “VOTO IV” (Bond)

On June 16, 2014, we early redeemed a total of US$ 61 million (then equivalent to R$ 136,448), with available funds, related to the Bond “VOTO IV”, issued by our joint operation VOTO IV, with original maturity in June 2020, with a fixed interest rate of 7.75% p.a. As a result of the early redemption, we recognized financial expenses amounting to R$ 31,291, of which R$ 28,488 related to the premiums paid on the repurchase transaction and R$ 2,802 relating to the proportional amortization of the transaction costs of the Bond. As part of this transaction, the outstanding balance of the Bond “VOTO IV” was US$ 97 million (equivalent than to R$ 214,479).

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

Revolving credit facility

On March 2014, the Company canceled a revolving credit facility with Banco Bradesco, contracted in May 2011, through Fibria International Trade GmbH with eleven foreign banks. The facility was for four years, for a total amount of US$ 500 million. Payments were to be made quarterly for costs with interest at between 1.4% p.a.to 1.7% p.a., plus quarterly LIBOR, when used. The Company did not use this credit facility.

(f)                                   Relevant operations contracted during the period

Unused credit lines

In the first quarter 2014, the Company obtained two revolving credit facility in local currency with Banco Bradesco and Banco Itaú, in the total amounts of R$ 300 million and R$ 250 million, respectively, which are available for four years and interest rate of 100% of the CDI plus 2.1% p.a. when fully used. During the unused period the Company will pay a commission in Reais of 0.35% p.a. and 0.33% p.a. quarterly and monthly, respectively. The Company has not used this credit facility. The value related to this commission is recorded as current liability under “Other payable”.

On March 2014, the Company, through Fibria International Trade GmbH obtained a revolving credit facility with eleven foreign banks in the amount of US$ 280 million available for four years, with interest payable quarterly at quarterly LIBOR rate plus from 1.55% p.a. to 1.70% over the disbursed amounts. For unused amounts the Company is charged an equivalent to 35% of the agreed interest cost on a quarterly basis. The Company has not used this credit facility. The value related to this commission is recorded as current liability under “Other payable”.

Export credits (prepayments)

On March 2014, the Company through Fibria International Trade GmbH entered into an export prepayment contract with four foreign banks, in the amount of US$ 200 million (equivalents then to R$ 464,960) with quarterly interest payable at quarterly LIBOR rate plus of 1.75% p.a. (which can be reduced to 1.55% p.a.) with a term of five years, annual installments of US$ 57 million in 2017, US$ 86 million in 2018 and US$ 57 million in 2019.

On March 2014, the Company through Fibria International Trade GmbH entered into an export prepayment contract with Citibank, in the amount of US$ 100 million (equivalents then to R$ 232,480), with quarterly interest payable at quarterly LIBOR rate plus of 1.625% p.a., with a term of five years, annual installments of US$ 7 million in 2014, US$ 21 million in 2017, US$ 43 million in 2018 and US$ 28 million in 2019.

Export credits - ACC

In the six-month period ended June 30, 2014, the Company, through Veracel, entered into an export prepayment contract, in the amount of US$ 69 million (equivalents then to R$ 159,326) maturing between July and November 2014 and fixed interest rate between 0.93% and 0.98% p.a.

BNDES

In the six-month period ended June 2014, a total amount of R$ 142,991 were released from BNDES contracts, maturing between 2014 and 2023, subject to interest ranging from TJLP plus 2.02% to 3.42%

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

p.a. and UMBNDES plus 2.42% p.a. The amount released was earmarked for projects in the industrial and forestry areas and IT project financing.

Loans - “Fibria 2024” (Bond)

On May 7, 2014, after the management approval, the Company, through its subsidiary Fibria Overseas Finance Ltd., raised US$ 600 million (through the Bond “Fibria 2024” then equivalent to R$ 1,329,840), maturing in ten years, subject to fixed interest rate of 5.25% p.a. The funds were received on May 12, 2014 and a portion of the fund raised was used to the early redeemed of the Bond “Fibria 2021”.

(g)                                 Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

Covenants requirements as of June 30, 2014

On June 6, 2012, the Company concluded the renegotiation of the debt financial covenants, which resulted on the following changes: (a) covenants are measured based on consolidated information translated into US dollars (as opposed to consolidated financial information in Reais), and (b) the indebtedness ratio (Net debt to EBITDA) was increased to a maximum ratio of 4.5x as from June 2012. Under the revised criteria by translating the EBITDA from Reais to US dollar at the average exchange rate of each quarter the impact of the depreciation of the Brazilian real is mitigated.

The measurement of the ratios based on information translated into US dollars reduces the of effects changes in exchanges rates as compared to ratios based on information measured in Reais. A substantial portion of the debt of the Company is denominated in US dollars and as a result particularly depreciation of the real against the US dollar had significant impacts on the ratio when measured in Reais. Under the prior computation criteria in the event of a depreciation the amount of net debt as of the end of the period would increase when measured in Reais.

The following table presents the financial covenant ratios:

December, 2012 and after

Ratio of debt service coverage (i) - Minimum ratio	More than 1.00

Indebtedness ratio (ii)- Maximum ratio	Less than 4.50

(i)          The ratio of debt service coverage is defined as (a) adjusted EBITDA (for the last four social quarters) in accordance with practices adopted in Brazil and adjusted translated into US dollars at the average exchange rate of each quarter, plus the balance of cash, cash equivalents and marketable securities at period-end translated into US dollar at period-end exchange rates divided by (b) debt service payment requirements for the following four consecutive quarters plus interest paid during the past four quarters translated into US dollars at the average exchange rate of each quarter.

(ii)       The indebtedness ratio is defined as (a) consolidated net debt translated into US dollars at the period-end closing rate divided by (b) Adjusted EBITDA for the last four social quarters translated

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

into US dollars at the average exchange rate of each quarter.

The Company is in full compliance with the covenants established in the financial contracts at June 30, 2014, for which the debt service ratio totaled 2.4 and indebtedness ratio totaled 2.4, measured in US dollars.

The debt agreements that have debt financial covenants also have the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed minimum of US$ 50 million or US$ 75 million, depending on the corresponding contract.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose S.A.

20                                  Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against probable unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel. Provisions and corresponding judicial deposits are as follows:

	June 30, 2014			December 31, 2013
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	88,794	108,281	19,487	86,921	102,906	15,985
Labor	54,456	152,749	98,293	55,250	152,442	97,192
Civil	10,074	26,342	16,268	9,503	25,164	15,661

	153,324	287,372	134,048	151,674	280,512	128,838

The change in the provision for contingencies is as follows:

	June 30, 2014	December 31, 2013

At the beginning of the period	280,512	282,827
Reversal	(18,598)	(125,203)
New litigation	1,424	60,633
Accrual of financial charges	24,034	62,255

At the end of the period	287,372	280,512

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

See below the relevant changes in relation to lawsuits and discussions in the six months ended June 30, 2014:

(i)                                    BEFIEX Program

In March 2014, we filed with the Federal Tax authority an application for qualification of the IPI premium credit, related to the final favorable court decision obtained by us on October 2013, due to tax incentives on exports in the period between December of 1993 and May of 1997, as described in Note 24 (d)(ii) to our most recent annual financial statements.

The IPI Premium Credit was a fiscal financial benefit to exporting companies, established as a form of compensation paid for the acquisition of raw materials. This benefit was regulated by Decree nº 64,833/69, after being introduced by Decree 461/69, valid until the year of 1983, when it was terminated. However, the rules which governed the deadline for the use of the benefit were repealed by Decree - Law nº 1,724/79 and 1,894/81, so that there was no mention over the deadline of use the benefit.

Subsequently, the Decree-laws were declared unconstitutional, which led to numerous legal disputes about the date of termination of the benefit. The precedent is consolidating to limit the use of such credits to before the year 1990; however, the case of the Company is different, since it joined the BEFIEX Program, which in the case of tax benefit granted under specific conditions and for a definite period resulted in vested right, as recognized in the records of the injunction mentioned above.

On June 2, 2014, we obtained by the Federal Tax authority approval of the application for qualification of the IPI premium credit, in the amount of R$ 860,764 (R$ 568,104, net of taxes), regarding the exports during the term of the BEFIEX Program, which was filed in March 2014 with the Federal Tax authority.

The credit was recorded by us and will be used to offset future payments of federal taxes.

(ii)                                Tax assessment - IRPJ/CSLL - Fibria Trading International II

On June 2014, the Company received a tax assessment notice with respect to the earnings of Fibria Trading International, related to 2010, which was recognized by Fibria’s former subsidiary Normus (incorporated by the Company on June 2013) based on the equity method. Therefore, this tax assessment issued by the Brazilian Federal Revenue Service did not reflect the accumulated losses in previous years. The updated value of the cause is R$ 271,816, as at June 30, 2014. Based on our internal and external legal advisors, the probability of losses was classified as possible, without the need to record a provision.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

21                                 Revenue

(a)                                Reconciliation

	June 30, 2014	June 30, 2013

Gross amount	4,059,572	3,680,567
Sales taxes	(68,629)	(61,301)
Discounts and returns (*)	(654,767)	(500,674)

Net revenues	3,336,176	3,118,592

(*)         Related mainly to the export customers’ performance rebate.

(b)                                Information about products

	June 30, 2014	June 30, 2013

Pulp
Volumes (tons)
Domestic market	232,678	219,813
Foreign market	2,289,808	2,235,843

	2,522,486	2,455,656

Pulp revenue
Domestic market	265,434	231,494
Foreign market	3,028,615	2,851,357

	3,294,049	3,082,851

Average price (in Reais per ton)	1,306	1,255

Revenue
Domestic market	265,434	231,494
Foreign market	3,028,615	2,851,357
Services	42,127	35,741

	3,336,176	3,118,592

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

22                                 Financial results

	June 30, 2014	June 30, 2013

Financial expenses
Interest on loans and financing	(245,718)	(294,659)
Loans commissions	(20,478)	(20,476)
Financial charges in the partial repurchase of Bond	(456,417)	(287,402)
Others	(28,036)	(27,405)

	(750,649)	(629,942)

Financial income
Financial investment earnings	48,419	53,148
Others	21,633	6,488

	70,052	59,636

Gains (losses) on derivative financial instruments
Gain	263,412	133,065
Losses	(84,861)	(281,909)

	178,551	(148,844)

Foreign exchange and (loss) gain
Loans and financing	391,269	(524,539)
Other assets and liabilities (*)	(127,430)	15,313

	263,839	(509,226)

Net financial result	(238,207)	(1,228,376)

(*)         Includes the effect of exchange foreign on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

23                                 Expenses by nature

	June 30, 2014	June 30, 2013

Cost of sales
Depreciation, depletion and amortization	(886,163)	(883,260)
Freight	(386,852)	(345,595)
Labor expenses	(221,448)	(199,493)
Variable costs	(1,204,307)	(1,101,503)

	(2,698,770)	(2,529,851)

Selling expenses
Labor expenses	(11,896)	(8,229)
Commercial expenses (i)	(144,440)	(142,979)
Operational leasing	(847)	(814)
Depreciation and amortization charges	(3,884)	(3,445)
Other expenses	(5,994)	(6,619)

	(167,061)	(162,086)

General and administrative and directors’ compensation expenses
Labor expenses	(53,935)	(53,612)
Third-party services (consulting, legal and others) (ii)	(55,305)	(61,176)
Depreciation and amortization charges	(9,090)	(11,302)
Other expenses	(12,385)	(12,251)

	(130,715)	(138,341)

Other operating expenses, net
Program of variable compensation to employees	(34,832)	(27,086)
Tax credits (iii)	860,764
Reversal of provision for contingencies	11,796
Changes in fair value of biological assets	87,192	36,100
Others	(4,477)	609

	920,443	9,623

(i)            Includes handling expenses, storage and transportation expenses and sales commissions, among others.

(ii)         Includes expenses with external lawyers assessors, advisory services, audit services, administrative among others.

(iii)      Refers to the BEFIEX Program, as mentioned in Note 20.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2014

In thousands of Reais, unless otherwise indicated

24                                 Earnings per share

(a)                                Basic

The basic earnings per share is calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	June 30, 2014	June 30, 2013

Net income (loss) attributable to the shareholders of the Company	646,761	(573,878)

Weighted average number of common shares outstanding	553,591,822	553,591,822

Basic earnings per share (in Reais)	1.168	(1.037)

The weighted average number of shares in the presented periods is represented by a total number of shares of 553,934,646 issued and outstanding for the six-month period ended June 30, 2014 and 2013, without considering treasury shares, for total of 342,824 shares in the six-month period ended June 30, 2014 and 2013. During the six-month period ended June 30, 2014 and 2013 there was no changes in the number of shares of Company.

(b)                                Diluted

The Company has no convertible securities or share purchase options that would have a diluted effect in earnings per share.

25                                 Explanatory notes not presented

According to the requirements for disclosure contained in Circular-Letter CVM/SNC/SEP/ No. 003/2011, we presented explanatory notes to the annual financial statements detailing the financial instruments by category (Note 7), credit quality of financial assets ( Note 8), financial and operational lease agreements (Note 21), advances to suppliers (Note 22), the tax amnesty and refinancing program (Note 25), long term commitments (Note 26), shareholder’s equity (Note 27), benefits to employees (Note 28), and insurance (Note 34), assets held for sale and discontinued operations (Note 36) and impairment testing (Note 37), that we omitted in the March 31, 2014 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as at December 31, 2013.

In addition, the Company no longer has reportable segments to present as at June 30, 2014, therefore the Note regarding segment information was excluded.

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO